Exhibit 2.3

ASSET PURCHASE AGREEMENT

THIS ASSET PURCHASE AGREEMENT (this “Agreement”), dated as of May 14, 2021 (the “Effective Date”), is by and between Intellitronix Corporation, an Ohio corporation having a business address at 1148 East 222nd Street, Euclid, Ohio 44117 (the “Seller”), US Lighting Group, Inc., a Florida corporation having a business address at 1148 East 222nd Street, Euclid, Ohio 44117, solely for the purposes set forth in Section 7 and 9, and subject to Section 10, of this Agreement (the “Parent”), and Ohio INTX Cooperative, an Ohio cooperative association organized under Chapter 1729 of the Ohio Revised Code having a business address at 4205 St. Clair Avenue, Cleveland, Ohio 44103 (the “Buyer”).

RECITALS

WHEREAS, the Seller is engaged in the business of manufacturing and selling those automotive products set forth in the Seller’s catalog as of the Effective Date, which is attached hereto as Exhibit C, out of its business location located at 1148 East 222nd Street, Euclid, Ohio 44117 (the “Business Location”)

(collectively, the “Business”);

WHEREAS, the Seller is wholly-owned by the Parent; and

WHEREAS, the Seller and the Buyer desire that, subject to the terms and conditions of this Agreement, (a) the Seller assigns, transfers, conveys, and delivers to the Buyer, and the Buyer purchases from the Seller, certain assets, property, rights and interests of Seller relating to the Business, and (b) the Buyer assumes certain liabilities of the Seller relating to the Business, in each case, as more particularly set forth in this Agreement.

NOW, THEREFORE, in consideration of the promises and the undertakings of the parties set forth in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties agree as follows:

1.	PURCHASE AND SALE OF ASSETS.

1.1	Purchase and Sale of Assets. Upon the terms and subject to the conditions of this Agreement, at the Closing, the Seller shall sell, assign, transfer, convey, and deliver to the Buyer all the Seller’s right, title, and interest in and to the Purchased Assets (as hereinafter defined), and the Buyer shall purchase, acquire, and accept from the Seller, the Purchased Assets, free and clear of all Encumbrances. The term “Purchased Assets” shall mean all of the assets of the Seller used or held for use in connection with the Business (other than the Excluded Assets, as hereinafter defined), including, without limitation, the following:

1.1.1	All tangible personal property other than Inventory of the Seller used or held for use in connection with the Business, including all machinery, equipment, supplies, parts, tools, and other fixed assets, which include but are not limited to, those assets set forth on Schedule 1.1.1 (collectively, the “Tangible Personal Property Assets”);

1.1.2	The Business Name and all rights in respect thereof and all Intellectual Property owned or licensed (as licensor or licensee) by the Seller and used or held for use in connection with the Business, including but not limited to those assets set forth on Schedule 1.1.2 (collectively, the “Intellectual Property Assets”);

1.1.3	Any and all goodwill associated with the Intellectual Property Assets (“IP Goodwill”);

1.1.4	The Inventory of the Business as of the Closing, all of which is set forth on Schedule 1.1.4 but excluding all Inventory of the Business that is obsolete or no longer saleable as determined by the Buyer (the “Inventory Assets”);

1.1.5	All rights to and under all Contracts associated with the Business, all of which are listed on Schedule 1.1.5 (the “Assigned Contracts”), including any items prepaid or deposits made by the Seller related to the Assigned Contracts, such as (i) customer deposits for services or products yet to be performed or delivered, which are held by the Seller and are treated as deferred liabilities on the Seller’s financial statements, and (ii) vendor or supplier deposits for products yet to be delivered to the Seller, which have been paid by the Seller and are treated as deferred revenue on the Seller’s financial statements (such vendor or supplier deposits referenced in this subclause (ii), “Vendor Deposits”);

1.1.6	All express or implied warranties, guaranties, representations, indemnities, and similar rights in favor of the Seller related to any of the Purchased Assets, including the Assigned Contracts, to the extent assignable;

1.1.7	All data and records, in any format, whether or not considered Intellectual Property Assets, including sales and purchase order files, creative materials, advertising materials, promotional materials, customer and supplier information, lists, reports, studies and records, service and warranty records, logs, journals, manuals, operating guides, instructions, correspondence, financial and accounting records, and, subject to any legal requirements, copies of all personnel and other records that the Seller is required to maintain pursuant to Law;

1.1.8	All causes of action, claims (including refunds), demands, lawsuits, and judgments of the Seller related to any of the Purchased Assets against third parties (other than against the Buyer or its Affiliates), whether known or unknown, fixed or contingent, accrued or unaccrued;

1.1.9	All insurance benefits, including all rights to make a claim or receive benefits under the Seller’s insurance policies (other than with respect to coverages applicable to the acts or omissions of the officers, directors, members, or managers (as applicable) of the Seller occurring prior to the Closing), to the extent arising from or related to the Purchased Assets prior to Closing;

1.1.10	All Permits, including pending applications therefor or renewals thereof, which are used or held for use in connection with the Business and which are assignable by the Seller with or without the consent of any Governmental Entity, all of which are listed on Schedule 1.1.10 (the “Assigned Permits”);

1.1.11	All rights to property owned by others but which the Seller has the right to possess, access, or use pursuant to lease, license, easement, bailment, or consignment;

1.1.12	All directory listings, e-mail addresses, and other communication identifiers of the Seller that are used or held for use in or relating to the operation of the Business, including but not limited to those assets set forth on Schedule 1.1.12; and

1.1.13	All other intangible assets used or held for use in connection with the Business.

1.2	Excluded Assets. The Seller is not selling, and the Buyer is not purchasing, any assets of the Seller that are not Purchased Assets, all of which shall be retained by the Seller following Closing (collectively, the “Excluded Assets”). The term “Excluded Assets” includes, but is not limited to, the following:

1.2.1	Any assets of the Seller that are not used or held for use in connection with the Business, to the extent set forth on Schedule 1.2.1;

1.2.2	Any motor vehicles of the Seller;

1.2.3	The office furniture, fixtures, computers, printers, and servers of the Seller or the Parent to the extent set forth on Schedule 1.2.3;

1.2.4	The Seller’s cash and cash equivalent bank accounts;

1.2.5	Any of the Seller’s accounts receivable;

1.2.6	Any Inventory of the Business that is obsolete or no longer saleable

1.2.7	All of Seller’s Real Property; and

1.2.8	Any rights, claims, and causes of action relating to any of the Excluded Assets.

1.3	Assumed Liabilities. At the Closing, the Seller shall assign to the Buyer, and the Buyer shall assume from the Seller and agree to pay, discharge, and perform, as appropriate, only the prospective obligations of the Seller under the Assigned Contracts and the Assigned Permits to the extent such obligations arise out of operation of the Business by the Buyer after Closing, other than (i) Liabilities arising out of any breach or default by the Seller of any Assigned Contract or Assigned Permit, including for this purpose any event which, with notice or lapse of time or both, would constitute such a breach or default by the Seller of any provision of any Assigned Contract or Assigned Permit, and (ii) any Liability of the Seller resulting from any express or implied warranties provided by the Seller to any third party, subject to the other protections set forth in this Agreement (collectively, the “Assumed Liabilities”). Without limiting the generality of the foregoing and notwithstanding any other term in this Agreement, the Assumed Liabilities do not include any Liability that would not have existed had each representation and warranty in this Agreement of the Seller been true, correct, and complete when given.

1.4	Excluded Liabilities. Except for the Assumed Liabilities, the Buyer shall not assume, incur, guarantee, or be otherwise obligated with respect to any other Liabilities of the Seller whatsoever (the “Excluded Liabilities”). To avoid doubt, except for the Assumed Liabilities, as between the Seller and the Buyer, the Seller shall be responsible for and shall pay all of its obligations and Liabilities, including but not limited to all obligations and liabilities related to the following: (i) all federal, state and local Taxes arising from or with respect to the Seller’s Business incurred in or attributable to any period, or any portion of any period, ending prior to the Closing Date; (ii) any Liability arising in respect of or relating to employees of the Seller’s Business for all periods prior to the Closing Date (including but not limited to all accrued and unpaid wages, vacation time, sick time or personal time) or arising in respect of or relating to any employee plan of the Seller; (iii)

any accounts payable and any accrued expenses or indebtedness for borrowed money or guarantees thereof outstanding as of the Closing Date; and (iv) any Liability arising from or related to any action or proceeding against the Seller, the Seller’s Business, or the Purchased Assets, pending as of the Closing Date.

1.5	Consent of Third Parties. On the Closing Date, the Seller is assigning to the Buyer, and the Buyer is assuming from the Seller, the Assigned Contracts and the Assigned Permits. To the extent that the assignment of all or any portion of any Assigned Contract or Assigned Permit is prohibited by Law, or the terms of any such Assigned Contract or Assigned Permit require the Consent of another party thereto or any other third-party, which Consent has not been obtained, this Agreement will not constitute an agreement to assign any such Assigned Contract included in the Purchased Assets if an attempted assignment without any such Consent would constitute a breach or violation thereof or of Law (the “NonAssignable Contracts”). The Seller shall, on or after the Closing, at the request and under the direction of the Buyer, use reasonable best efforts (a) to provide the Buyer with the benefits of and to preserve for the benefit of the Buyer the rights of the Seller under such Non-Assignable Contracts, in which case the Buyer will undertake to pay or satisfy the corresponding Liabilities under such Non-Assignable Contracts to the extent that the Buyer would have been responsible therefor after the Closing if such Consent had been obtained, (b) to facilitate receipt of the consideration to be received by the Seller in and under every such Non-Assignable Contract to the extent such consideration is attributable to the provision of goods or services by the Buyer as the operator of the Business following the Closing, which consideration will be held for the benefit of, and will be delivered to, the Buyer, and (c) to seek all Consents not obtained prior to the Closing and take such other actions as are reasonably necessary and reasonably available to the Seller to enable the Seller to convey or assign to the Buyer good and valid title to all of the Purchased Assets free and clear of any and all Encumbrances. The Seller will bear any and all reasonable out-of-pocket costs and expenses of seeking to obtain or obtaining any such Consent respecting the assignment of the Non-Assignable Contracts to the Buyer whether before or after the Closing Date.

1.6	Instruments of Conveyance. The sale, transfer, assignment and delivery of the Purchased Assets, as herein provided, shall be effected by bills of sale, endorsements, assignments or other instruments in such reasonable and customary form as shall be requested by the Buyer and shall be in form and substance reasonably satisfactory to the Buyer, and the Seller shall at any time and from time to time after the Closing, upon reasonable request, execute, acknowledge and deliver such additional bills of sale, endorsements, assignments, or other instruments and take such other actions as may be reasonably required to effectuate the transactions contemplated by this Agreement.

2.	PURCHASE PRICE.

2.1	Purchase Price. The purchase price for the Purchased Assets is $4,520,000 (the “Purchase Price”). Subject to any adjustment pursuant to Section 2.2, in consideration for the transfer by the Seller to the Buyer of the Purchased Assets, the Buyer will (i) assume the Assumed Liabilities, and (ii) pay to the Seller the Purchase Price as follows:

2.1.1	Promissory Note. At Closing, the Buyer shall deliver to the Seller a duly executed promissory note, payable by the Buyer to the order of the Seller, in the principal amount of $100,000, which shall be substantially in the form attached hereto as Exhibit A (the “Seller Note”).

2.1.2	Cash. At Closing, the Buyer shall pay $4,420,000 (the “Cash Payment”), in whole or in part, (i) to the Seller by check or wire transfer, according to written wire instructions provided by the Seller to the Buyer no less than fifteen (15) days prior to the Closing Date, or (ii) at the direction of the Seller, to any third party creditors in order to effectuate the lien releases contemplated by Section 3.2.12. If all or a portion of the Purchase Price is to be paid to the Seller, the Buyer will make the cash payment of the Purchase Price to a single account for the benefit of the Seller.

2.2	Purchase Price Adjustment. Notwithstanding Section 2.1 above, the Purchase Price is subject to adjustment by the Buyer as set forth in this Section 2.2.

2.2.1	Delivery of Inventory Certificate. On or before 5:00 pm E.S.T. on the first (1st) Business Day following the Closing, the Seller shall deliver to the Buyer a certificate identifying (i) all of the Inventory of the Business as of the Closing (excluding all Inventory of the Business that is obsolete or no longer saleable as determined by the Buyer), including (a) each item of Inventory being transferred to the Buyer and the quantity of each item of Inventory currently held by the Seller, and (b) the actual book value per item of Inventory and the aggregate book value of the total quantity of such items of Inventory held by the Seller; (ii) all of the Vendor Deposits of the Business as of the Closing, including (a) the vendor to whom the Seller has paid each such Vendor Deposit, and (b) the actual book value of each Vendor Deposit and the aggregate book value of all Vendor Deposits; and (iii) the Inventory Actual Closing Value (calculated according to Section 2.2.2), after adjusting for any discount, offset, or defense applicable thereto.

2.2.2	Inventory Adjustment. The Buyer’s calculation of the Purchase Price pursuant to Section 2.1 above assumes that the actual aggregate book value of the Inventory Assets and the Vendor Deposits as of the Closing, calculated in accordance with the Seller’s past practices (the “Inventory Actual Closing Value”), will be at least equal to $227,000 (the “Inventory Target Closing Value”).

2.2.2.1	In the event that the Inventory Actual Closing Value is less than the Inventory Target Closing Value at the Closing, the Buyer may reduce the Purchase Price on a dollar for dollar basis by an amount equal to (i) the

Inventory Target Closing Value, minus (ii) the Inventory Actual Closing Value (an “Inventory Deduction”); provided, however, that the Buyer may not make any Inventory Deduction unless the amount of the anticipated Inventory Deduction is in excess of $3,000, in which case the Inventory Deduction may be made back to the first dollar. In the event that the Inventory Actual Closing Value is less than the Inventory Target Closing Value at Closing, the amount of any such Inventory Deduction shall be paid to the Buyer within ten (10) Business Days following the delivery of the certification contemplated by Section 2.2.1 above by check or wire transfer, according to written wire instructions provided by the Buyer to the Seller

2.2.2.2	In the event that the Inventory Actual Closing Value is greater than the Inventory Target Closing Value at the Closing, the Buyer shall pay to the Seller, on a dollar for dollar basis, an amount equal to (i) the Inventory Actual Closing Value minus (ii) the Inventory Target Closing Value (an “Inventory Addition”); provided, however, that the Buyer shall not make an Inventory Addition unless the amount of the anticipated Inventory Addition is in excess of $3,000, in which case the Inventory Addition may be made back to the first dollar. The Buyer shall have six (6) months from the Closing Date (or until November 15, 2021) within which to make any Inventory Addition payment. For clarity, the Buyer may make any Inventory Addition payment in a single lump-sum payment or in multiple payments so long as the full amount of the Inventory Addition payment is paid in full on or before November 15, 2021. Any Inventory Addition payment shall not be treated as an adjustment to the Purchase Price.

2.2.3	Allocation of Purchase Price. Subject to adjustment as provided in this Section 2.2, allocation of the aggregate Purchase Price among the Purchased Assets for tax purposes shall be as set forth on Exhibit B hereto.

3.	CLOSING.

3.1	Closing and Closing Date. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at a location mutually agreed on by the parties or electronically via exchange of PDF transmissions, on the date first set forth above in this Agreement (the “Closing Date”). Legal and equitable title and risk of loss with respect to the Purchased Assets will transfer to the Buyer at the Closing, and such transfer will be deemed effective for accounting and other computational purposes as of 11:59 p.m. (Eastern Time) on the Closing Date.

3.2	Seller’s Closing Deliveries. The Seller hereby delivers or causes to be delivered to the the Buyer (unless delivered previously) the following:

3.2.1	a bill of sale, in a form and substance reasonably satisfactory to the Buyer (the

“Bill of Sale”), duly executed by the Seller, transferring the Purchased Assets to the Buyer;

3.2.2	an assignment and assumption agreement, in a form and substance reasonably satisfactory to the Buyer (the “Assignment and Assumption Agreement”), duly executed by the Seller, assigning to the Buyer the Assigned Contracts and the Assumed Liabilities;

3.2.3	an assignment and assumption agreement, in a form and substance reasonably satisfactory to the Buyer (the “IP Assignment”), duly executed by the Seller and Paul Spivak, assigning to the Buyer the Intellectual Property Assets;

3.2.4	a consulting agreement, in a form and substance reasonably satisfactory to the Buyer, with Paul Spivak and Olga Smirnova (the “Consulting Agreement”), duly executed by Paul Spivak and Olga Smirnova, respectively;

3.2.5	employment agreements, in a form and substance reasonably satisfactory to the Buyer, with Shawn W. Slenski, Malcolm Schneider, James Pettit, and Cheryl Dodich (the “Employment Agreements”), duly executed by each of Shawn W. Slenski, Malcolm Schneider, James Pettit, and Cheryl Dodich, respectively;

3.2.6	a lease agreement, in a form and substance reasonably satisfactory to the Buyer (the “Lease Agreement”), whereby the Seller agrees to lease the Business Location to the Buyer for a period of six (6) months following the Closing Date;

3.2.7	a certificate issued and signed by the secretary or an authorized officer of the Seller, dated as of the Closing Date, (i) certifying copies of the resolutions of the shareholder and board of directors of the Seller adopting and authorizing the transactions contemplated by this Agreement and the Ancillary Documents to which such the Seller is a party; (ii) certifying copies of the Seller’s Governance Documents; and (iii) identifying each of the persons authorized to execute this Agreement and the Ancillary Documents on behalf of the Seller (setting out in that certificate a specimen signature for such person) (the “Seller’s Officer Certificate”);

3.2.8	a certificate issued and signed by the secretary or an authorized officer of the Parent, dated as of the Closing Date, (i) certifying copies of the resolutions of the shareholders and/or board of directors of the Parent authorizing the Parent’s joining as a party to this Agreement and the Parent’s provision of the guaranty set forth in Section 9.6 below; and (ii) certifying copies of the Parent’s Governance Documents (the “Parent’s Officer Certificate”);

3.2.9	a subordination agreement, in a form and substance reasonably satisfactory to the Buyer’s lender, Evergreen Cooperative Development Fund LLC (“ECDF”) (the “Subordination Agreement”), whereby the Seller agrees that the Seller Note will be subordinated to certain senior debt due and owed to ECDF in connection with the transactions contemplated by this Agreement;

3.2.10	possession of all of the Purchased Assets (including constructive possession of all intangible Purchased Assets and Purchased Assets at third party locations);

3.2.11	copies of the Consents listed on Schedule 4.16 required by the Buyer for the Closing, in form and substance satisfactory to the Buyer;

3.2.12	releases or payoff letters, including termination statements under the Uniform Commercial Code, or an agreement to terminate such statements under the Uniform Commercial Code, of any and all financing statements filed against any Purchased Assets, as required by the Buyer, evidencing discharge, removal, and termination of all Encumbrances to which the Purchased Assets are subject effective at or prior to the Closing;

3.2.13	[Intentionally Omitted]; and

3.2.14	such other documents, certificates or instruments as the Buyer may reasonably request from the Seller in order to consummate the transactions contemplated by this Agreement.

3.3	Buyer Closing Deliveries. The Buyer hereby delivers or causes to be delivered to the Seller (unless delivered previously) the following:

3.3.1	the amount of the Purchase Price payable at the Closing in accordance with Section
2.1;

3.3.2	a duly executed counterpart to the Assignment and Assumption Agreement;

3.3.3	a duly executed counterpart to the IP Assignment;

3.3.4	a duly executed counterpart to the Consulting Agreement;

3.3.5	a duly executed counterpart to each of the Employment Agreements;

3.3.6	a duly executed counterpart to the Lease Agreement;

3.3.7	a certificate issued and signed by the secretary or an authorized officer of the Buyer, dated as of the Closing Date, (i) certifying copies of the resolutions of the board of directors of the Buyer adopting and authorizing the transactions contemplated by this Agreement and the Ancillary Documents to which the Buyer is a party; (ii) certifying copies of the Buyer’s Governance Documents; and (iii) identifying each of the persons authorized to execute this Agreement and the Ancillary Documents on behalf of the Buyer (setting out in that certificate a specimen signature for such person) (the “Buyer’s Officer Certificate”); and

3.3.8	such other documents, certificates or instruments as the Seller may reasonably request from the Buyer in order to consummate the transactions contemplated by this Agreement.

3.4	Asset Delivery and Accounting. Immediately following the Closing, the Purchased Assets shall become assets of the Buyer. From and after the Closing, the Buyer shall have the right and authority to collect for its own account all items that are included in the Purchased Assets. To the extent that, after the Closing, (a) the Buyer receives any payment that is for the account of the Seller according to the terms of this Agreement, the Buyer shall deliver such amount to the Seller; and (b) the Seller receives any payment that is for the account of the Buyer according to the terms of this Agreement, or the Buyer makes a payment on behalf of the Seller, the Seller shall deliver such amount to the Buyer. All amounts due and payable under this Section 3.4, if any, shall be due and payable by the applicable party in immediately available funds, by check or wire transfer to an account designated in writing by the other party and shall be delivered to the other party within five (5) business days of receipt thereof.

4.	REPRESENTATIONS AND WARRANTIES OF SELLERS. The Seller hereby represents, warrants, covenants and agrees that the statements contained in this Section 4 are true and correct as of the date of this Agreement:

4.1	Authority. The Seller is a corporation duly organized, validly existing, and in good standing under the laws of the State of Ohio. The Seller is not registered to do business as a foreign entity in any other jurisdiction. The Seller has the requisite power and authority to conduct its business as it is presently being conducted, and to enter into and ultimately effectuate the transactions contemplated by this Agreement and the other Ancillary Documents.

4.2	Due Authorization; Effect of Transaction. This Agreement and the Ancillary Documents to which the Seller is a party have been duly executed and delivered by the Seller, and (assuming due authorization, execution, and delivery by the Buyer) this Agreement and the Ancillary Documents to which the Seller is a party constitute legal, valid, and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms.

4.3	No Conflicts. (i) The execution, delivery, and performance by the Seller of this Agreement and the Ancillary Documents to which the Seller is a party and the consummation of the transactions contemplated hereby and thereby, and (ii) the performance or satisfaction of any agreement or condition contained in this Agreement or the Ancillary Documents that is to be performed or satisfied by the Seller, do not and will not: (a) violate or conflict with the Governance Documents of the Seller; (b) violate or conflict with any Law applicable to the Seller or the Purchased Assets; (c) conflict with, or result in (with or without notice or lapse of time or both) any violation of, or default under, or give rise to a right of termination, acceleration, or modification of any obligation or loss of any benefit under any Contract or other instrument to which the Seller or the Purchased Assets are subject; or (d) result in the creation or imposition of any Encumbrance on the Purchased Assets.

4.4	Title to Purchased Assets. The Seller has good and valid title to, or a valid leasehold interest in, all of the Purchased Assets, in each case free and clear of all Encumbrances, and the Seller is delivering to the Buyer good and valid title to the Purchased Assets free and clear of any and all Encumbrances. No Affiliate of the Seller holds any interest or right in any Purchased Asset or any other asset or right relating to the Business. None of the Purchased Assets to be sold hereunder are subject to contracts of sale or are held by the Seller as lessee or as a conditional sales vendee under any lease or conditional sales contract and none is subject to any title retention agreement. The Purchased Assets constitute all of the assets required for the conduct of the Business as conducted by the Seller since January 1, 2021 (excepting any variance in the conduct and operation of the Business due to a Pandemic) and are adequate to enable the Buyer to conduct the Business after the Closing in a manner that will not conflict with or violate the right of any other person.

4.5	Financial Statements; Undisclosed Liabilities.

4.5.1	The Seller has previously delivered to the Buyer complete copies of the Seller’s (i) consolidated, audited Financial Statements for the fiscal year ending December 31, 2020, and (ii) non-consolidated, unaudited Financial Statements for the fiscal quarter ending March 31, 2021. The Financial Statements delivered pursuant to this Section 4.5.1 (i) fairly present in all material respects the financial position and the result of the operations of the Seller as of the dates thereof and for the respective periods set forth therein, and (ii) are not the subject of any fraud that would have a material effect on such Financial Statements.

4.5.2	The Financial Statements delivered pursuant to Section 4.5.1 reflect all Liabilities of the Seller of the type disclosed by the Seller in accordance with the Seller’s past practice, except for Liabilities (a) incurred since March 31, 2021 (the “Latest Financial Statements Date”) in the Ordinary Course, or (b) incurred since the Latest Financial Statements Date pursuant to or in connection with this Agreement or the transactions contemplated hereby.

4.5.3	The information and values set forth on the certificate delivered by the Seller pursuant to Section 2.2.1 concerning the Inventory Assets and the Vendor Deposits, including the Seller’s calculation of Inventory Actual Closing Value, (i) are true, correct, and complete, and (ii) were calculated in accordance with the Seller’s past accounting practices.

4.5.4	Except for claims under the Product Warranties and claims described on Schedule 4.10 alleging damage to property, except as set forth on Schedule 4.5.4, the Seller has not had, or does not have, any Liability (and, to the Seller's knowledge, there is no reasonable basis for any present or future action, suit, Proceeding, hearing, investigation, charge, complaint, claim or demand against it giving rise to any liability) arising out of any injury to individuals or property as a result of the ownership, possession or use of any products manufactured, sold or delivered by the Seller prior to the Closing or with respect to any services rendered by the Seller prior to the Closing.

4.6	Operations. Since January 1, 2021 (i) there has not been any material adverse change in the Business conducted by the Seller or the Purchased Assets of Seller, and (ii) the Seller’s Business has been conducted in the usual, regular and Ordinary Course, in both cases excepting (a) any change that may occur as a result of the Seller and the Buyer entering into this Agreement and taking such actions as are deemed necessary in order to consummate the transactions contemplated by this Agreement and the other Ancillary Documents, and (b) any variance in the conduct and operation of the Business due to a Pandemic.

4.7	Employment Arrangements.

4.7.1	Employment Obligations. Schedule 4.7.1 sets forth a true and complete list of all of the following to which the Seller is a party or which relates to the Business: (i) any employment agreements, collective bargaining agreements, or other labor agreements, (ii) any agreement containing severance or termination pay arrangements, (iii) any deferred compensation agreement, retainer or consulting arrangements, pension or retirement plans, bonus or profit-sharing plans, stock options or purchase plans, (iv) any other employee contract, or (v) any group life, health, medical or hospitalization insurance, plan or program or other employee or fringe benefit plan, including vacation plans or programs and sick leave plans or programs. The Seller has performed all obligations required to be performed under all such agreements, plans and arrangements and is not in breach of or in default or arrears under the terms thereof. The Seller has no obligations under any such agreements, contingent or otherwise, that would be triggered as a result of the consummation of the transactions contemplated by this Agreement.

4.7.2	Employment Status. All workers of the Business are employees of the Seller, employed on an “at-will” basis, and are not independent contractors. The Seller has complied, and is currently in compliance, with all Laws and Orders related to the employment of their employees or the engagement of independent contractors, including provisions related to wages, hours, overtime exemption classification, independent contractor classification, employment standards, leaves of absence, equal opportunity, nondiscrimination, pay equity, human rights, privacy right, retaliation, immigration, wrongful discharge, occupational health and safety, workers’ compensation, severance, employee handbooks or manuals, collective bargaining and the payment of social security and other Taxes, employment termination, the WARN Act, reductions in force or plant closings. There are no outstanding inspections, Orders or assessments, penalties, charges, fines, liens or surcharges due or owing pursuant to any workers’ compensation or occupational health and safety legislation in respect of the Seller and the Seller has not been reassessed under such legislation during the past five (5) years. No audit of the Seller is currently being performed pursuant to Law.

4.8	Material Contracts and Arrangements. Schedule 4.8 sets forth a true, correct, and complete list of all Contracts, including, without limitation, any commitments or obligations, contingent or otherwise, under any Contracts, which relate to the Business or the Purchased Assets (the “Material Contracts”). Each Material Contract is in full force and effect and is legal, valid, binding on, and enforceable in all material respects against the Seller, and all other parties thereto. The Seller is not, nor is any other party thereto, in material breach or default of any such Material Contract to which the Seller is a party, and no event has occurred that, with notice or lapse of time or both, would constitute a material breach or default of such Material Contract, or permit termination or modification of, or acceleration under, such Material Contract.

4.9	Real Property.

4.9.1	The Real Property listed on Schedule 4.9.1 constitutes the only real property used or occupied in the conduct of the Business (the “Real Property”). There is no Real Property in which the Seller maintains a leasehold ownership interest, and all of the Seller’s Real Property interests exist pursuant to fee simple interests.

4.9.2	Other than Migmarine Corporation, there are no Persons physically occupying or that have use of the Real Property, except for the Seller, and, other than Migmarine Corporation,there are no Contracts (including any leases or subleases), whether written or oral, to which the Seller is a party granting any other Person the right of use, occupancy or enjoyment of any portion of the Real Property.

4.10	Litigation and Compliance with Laws.

4.10.1	The Seller has complied, and is now complying, with all applicable Laws in its operation of the Business, including, without limitation, those that relate to antipollution or environmental protection, waste disposal, occupational safety and health standards and the employment or termination of personnel and labor.

4.10.2	Except for the Kunzman Litigation and the Stigall Litigation, there is no litigation or legal or other actions, suits, action, cause of action, proceeding, arbitration, mediation, audit, claim, order, governmental investigation, demand, lawsuit, inquiry, notice of violation, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity (collectively, “Proceedings”) before any federal, state, municipal or other Governmental Entity, domestic or foreign, pending or, to the Seller’s knowledge, threatened against or by the Seller or any of the current or former officers, directors, members, managers, or employees of the Seller in their capacity as such that (i) relates to or affects the Business or the Purchased Assets, (ii) relates to the employment or termination of personnel or labor challenges, or (iii) seeks to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement. No event has occurred and no circumstances exist that may give rise to, or serve as a basis for, any such Proceeding. The Seller has not been named in any Order, judgment, decree, stipulation or consent of or with any court or other Governmental Entity. There are no past Proceedings relating to the Seller, the Business or the Purchased Assets that have not been fully and irrevocably settled or satisfied. Without limiting the generality of the foregoing, the Seller is not a debtor in any pending bankruptcy proceeding nor is the Seller party to any divorce or separation proceeding.

4.11	No Governmental Authorizations or Approvals Required. The Seller is not a party to, subject to, or bound by any Law or Order of any Governmental Entity that would materially and adversely affect in any manner the carrying-out of this Agreement or any of the other Ancillary Documents, and, to the best of Seller’s knowledge, no authorization or approval of, or filing with, any Governmental Entity is required prior to the execution and delivery of this Agreement or the Ancillary Documents and the consummation of the transactions contemplated hereby and thereby.

4.12	Intellectual Property.

4.12.1	Schedule 1.1.2 sets forth all of the Intellectual Property owned or licensed (as licensor or licensee) by the Seller and Paul Spivak and used or held for use in connection with the Business, all of which will be conveyed to the Buyer as Intellectual Property Assets, and Schedule 1.1.2 indicates whether each such item of Intellectual Property is owned or licensed (and if licensed, whether it is licensed as licensor or licensee), and registered or unregistered. Any patents and patent applications (whether or not accepted) that are used or held for use in the Business are listed on Schedule 1.1.2 and all of such patents have expired, lapsed, or no longer in effect.

4.12.2	The Seller owns and possesses all right, title and interest in and to, or has a valid, enforceable and transferable license to use, the Intellectual Property Assets and such Intellectual Property Assets are being delivered to the Buyer free and clear of all Encumbrances. The Intellectual Property Assets constitute all proprietary rights necessary or desirable for the operation of the Business and the use of the Purchased Assets in the Ordinary Course. All of the Intellectual Property Assets are valid and enforceable and none of the Intellectual Property Assets have been misused in any material respect, and there are no pending or, to the Seller’s knowledge, threatened, claims or Proceedings by any Person challenging the validity, enforceability, or the Seller’s use or ownership of any of the Intellectual Property Assets.

4.12.3	(i) To the Seller’s knowledge, none of the Products commercialized by the Seller as of the Closing Date infringe, misappropriate, or otherwise violate any Intellectual Property rights of another Person, and (ii) since May 14, 2015, the Seller has not received written notice of any allegation of any such infringement, misappropriation, or violation.

4.12.4	Since May 14, 2015, the Seller has not initiated or threatened (in writing) any Proceeding, and no Proceeding is currently pending, against any Person asserting any infringement, misappropriation, or other violation of any Seller Intellectual Property.

4.12.5	The Seller has taken commercially reasonable measures to preserve and maintain the confidentiality of all Confidential Information of the Seller included in the Purchased Assets.

4.13	Permits. The Seller holds all Permits required by applicable Law to run the Business, each of which is set forth on Schedule 4.13. The Seller is not in violation of any regulation, right or requirement of any industry affiliation or group related to its Permits. Each of the Seller’s Permits is in full force and effect, and no suspension or cancellation of any such Permit is threatened and there is no reasonable basis for believing that any such Permit will not be renewable upon expiration. Except as set forth in Schedule 4.13, the Seller’s Permits are transferable to the Buyer at the Closing, and the transactions contemplated by this Agreement will not adversely affect, terminate or impair the validity of the Seller’s Permits.

4.14	Environmental Matters.

4.14.1	The Seller is currently operating in compliance with all applicable Environmental Laws. To the Seller’s knowledge, any past noncompliance with Environmental Laws has been resolved without any pending, ongoing or future obligation, cost, or Liability to the Seller.

4.14.2	The Seller has obtained, and currently maintains, all material Permits required under any Environmental Laws, including all material environmental, health and safety permits, licenses, approvals, authorizations, variances, agreements and waivers of Governmental Entities necessary for the conduct of the Business (the “Environmental Permits”). The Seller is in compliance with the terms and requirements of all such Environmental Permits and is in good standing with the Governmental Entity who issued such Environmental Permit. To the Seller’s knowledge, any past noncompliance with any Environmental Permits has been resolved without any pending, ongoing or future obligation, cost, or Liability.

4.14.3	There are no Proceedings or Orders pending or, to the Seller’s knowledge, threatened, concerning any Environmental Liability or compliance with Environmental Permits or Environmental Laws relating to the Seller, the Business, or the Purchased Assets, and the Seller has not received any written notice from any Governmental Entity or third party regarding any actual or alleged violation of Environmental Permits or Environmental Law or Liability for investigation costs, cleanup costs, response costs, corrective action costs, personal injury, property damage, natural resource damages, penalties or attorneys’ fees related to the presence or Release of any Hazardous Materials.

4.14.4	There are no conditions or circumstances existing currently concerning the Business or the Purchased Assets, which would require or are likely to require cleanup, removal, remediation, corrective action, or other response pursuant to any Environmental Law or may give rise to any Environmental Liability for which the Seller would be responsible.

4.15	Taxes.

4.15.1	The Seller has paid or caused to be paid all federal, state, local, foreign and other taxes with the appropriate Governmental Entity, including, without limitation, income taxes, estimated taxes, alternative minimum taxes, excise taxes, sales taxes, use taxes, value added taxes, gross receipts taxes, franchise taxes, capital stock taxes, employment and payroll related taxes, withholding taxes, stamp taxes, transfer taxes, windfall profit taxes, environmental taxes and property taxes, whether or not measured in whole or in part by net income, and all deficiencies, or other additions to tax, interest, fines and penalties owed by it (collectively, “Taxes”), required to be paid by it through the date hereof, whether disputed or not.

4.15.2	The Seller has timely filed all federal, state, local and foreign tax returns and tax reports required to be filed by it by Law, and all such returns and reports are true and complete in all material respects, correctly and accurately set forth the amount of any Taxes relating to the applicable period, and were prepared in compliance with all applicable Laws.

4.15.3	Neither the Internal Revenue Service nor any other Governmental Entity is now asserting or, to the knowledge of the Seller, threatening to assert, against the Seller any deficiency or claim for additional Taxes, and, to the knowledge of the Seller, no such claim has ever been made by a Governmental Entity in any other jurisdiction where the Seller does not file reports and returns that the Seller is or may be subject to a Tax by that jurisdiction. There are no security interests on any of the assets of the Seller that arose in connection with any failure (or alleged failure) to pay any Taxes. The Seller has not, within the open statute of limitations period, entered into a closing agreement pursuant to Section 7121 of the Internal Revenue Code of 1986, as amended (the “Code”).

4.15.4	There are no judicial proceedings, audits, claims, administrative proceedings or other controversies currently pending or, to the Seller’s knowledge, threatened with respect to the Seller or any tax return filed by the Seller, and the Seller has not been notified by any tax authority that any such action is contemplated or pending. No extension of time with respect to any date on which a tax return was or is to be filed by the Seller is in force, and no waiver or agreement by the Seller is in force for the extension of time for the assessment or payment of any Taxes.

4.15.5	The Seller does not own and has never owned a direct or indirect interest in any trust, partnership, corporation or other entity, and therefore the Buyer is not acquiring from the Seller an interest in any entity. The Seller is not party to any tax-sharing agreement.

4.15.6	The Seller is not a “foreign person” within the meaning of Section 1445 of the Code and Treasury Regulations Section 1.1445 2.

4.15.7	For purposes of this Agreement, all references to Sections of the Code shall include any predecessor provisions to such Sections and any similar provisions of federal, state, local or foreign law.

4.16	Required Consents. Except as set forth on Schedule 4.16, no consent, order, approval, authorization, declaration or filing is required to be obtained by the Seller from any Person (including any Governmental Entity) for or in connection with the execution, delivery, and performance by the Seller of this Agreement and the Ancillary Documents, and the consummations contemplated hereby and thereby (each a “Consent” and collectively, the “Consents”).

4.17	Condition of Assets. The Seller has previously provided the Buyer with a list of all Purchased Assets to be conveyed, which was provided in addition to the disclosures required under Sections 1.1.1 to 1.1.13. As of the Closing Date, the Purchased Assets, taken as a whole, are in a state of reasonably good repair and maintenance, are in good operating condition, and are in a condition adequate for the uses to which they are being put, reasonable wear and tear excepted, and the Purchased Assets have not suffered material damage, destruction, or loss (whether or not covered by insurance), or been subject to any acquisition or taking of the property by any Governmental Entity. To the extent that any of the Purchased Assets are located on property that is not owned or leased by the Seller, the Seller has reasonable and necessary access to such Purchased Assets without liability or obligation.

4.18	Insurance. Since January 1, 2021, the Seller has held insurance policies, or such insurance policies have been held for the benefit of the Seller, in connection with the operation of the Business in sufficient scope and amounts as are customary and reasonable for companies of similar size and practice, including but not limited to commercial general liability and workers’ compensation policies, covering the Seller, the Business, and the Purchased Assets (the “Seller Insurance Policies”). The Seller Insurance Policies are in full force and effect, are in conformity with the requirements of all Contracts to which the Seller is a party, and are valid and enforceable obligations of the insurers in accordance with their terms. The Seller is not in default with respect to any provision contained in any of the Seller Insurance Policies, and the Seller has not failed to give any notice or present any claim under any of the Seller Insurance Policies in due and timely fashion. The Seller has not received notice of cancellation or non-renewal of any of the Seller Insurance Policies.

4.19	Product Warranties and Return Policies.

4.19.1	There are (i) no warranties (express or implied) outstanding with respect to any products currently or formerly manufactured, sold, distributed or licensed, or any services rendered, by the Seller (“Products”), beyond those set forth on Schedule 4.19.1 (the “Product Warranties”), and (ii) no active return policies applying to any Products, beyond those set forth on Schedule 4.19.1 (the “Product Return Policies”).

4.19.2	Each Product manufactured, sold, distributed or licensed by the Seller has been in conformity with all applicable contractual commitments and Product Warranties. There are no design, manufacturing or other material defects, latent or otherwise, and there are not, and during the last five (5) years have not been, any other material problems with the design or manufacture, with respect to any Products. If the Buyer properly manufactures any products, the design of which is materially similar to the designs for the Seller’s Products purchased by the Buyer under this Agreement as one or more of the Intellectual Property Assets, such products will not contain any design defect.

4.19.3	Each Product which has been sold or shipped prior to the Closing contains all warnings required by applicable Law.

4.19.4	The Seller has complied with all requirements of applicable Law in connection with the issuance of any Product Warranties.

4.20	No Prior Agreements. Since January 1, 2021, the Seller has not entered into any Contract to sell, lease, license, transfer, lien, or encumber the Business, the Seller, or the Purchased Assets, or any portion thereof, other than agreements with the Buyer.

4.21	No Insolvency or Bankruptcy. The Seller is not insolvent and the Seller will not be rendered insolvent by the consummation of the transactions contemplated by this Agreement. The Seller is able to meet its respective business obligations as they come due. No Proceeding in bankruptcy or insolvency has commenced, is pending, or has been threatened against the Seller.

4.22	Brokers. Except for Murphy Business & Financial Corporation of Ohio, neither the Seller nor any of its Affiliates or representatives have retained any broker or finder pursuant to any contract or arrangement in connection with the transactions contemplated hereby under which such broker or finder could be entitled to a fee or commission from any of the parties hereto.

4.23	Disclosure of Material Information. No representation or warranty made by the Seller in this Agreement (including the Schedules and Exhibits hereto) contains any untrue statement of a material fact, or omits a material fact required or necessary to make the statements contained herein not misleading in light of the circumstances in which they were made.

5.	REPRESENTATIONS, WARRANTIES AND AGREEMENTS OF BUYER. The Buyer hereby represents, warrants, covenants, and agrees that the statements contained in this Section 5 are true and correct as of the date of this Agreement:

5.1	Authority. The Buyer is an Ohio cooperative association, duly organized, validly existing, and in good standing under the laws of Ohio. The Buyer has the requisite power and authority to conduct its business as it is presently being conducted, and to enter into and ultimately effectuate the transactions contemplated by this Agreement and the other Ancillary Documents.

5.2	Due Authorization; Effect of Transaction. This Agreement and the Ancillary Documents to which the Buyer is a party have been duly executed and delivered by the Buyer, and (assuming due authorization, execution, and delivery by Seller) this Agreement and the Ancillary Documents to which the Buyer is a party constitute a legal, valid, and binding obligation of the Buyer, enforceable against the Buyer in accordance with their respective terms.

5.3	No Conflicts. (i) The execution, delivery, and performance by the Buyer of this Agreement and the Ancillary Documents to which the Buyer is a party and the consummation of the transactions contemplated hereby and thereby, and (ii) the performance or satisfaction of any agreement or condition contained in this Agreement or the Ancillary Documents that is to be performed or satisfied by the Buyer, do not and will not: (a) violate or conflict with the Governance Documents of the Buyer; or (b) violate or conflict with any Law applicable to the Buyer.

5.4	Brokers. Neither the Buyer nor any of its Affiliates or representatives have retained any broker or finder pursuant to any contract or arrangement in connection with the transactions contemplated hereby under which such broker or finder could be entitled to a fee or commission from any of the parties hereto.

6.	COVENANTS AND AGREEMENTS OF SELLER.

6.1	Use of Trade Names and Logos. Promptly following the Closing Date, the Seller shall cease using the Business Name and all trade names similar thereto. The Seller shall promptly file all documents as may be required to: (i) change the name of the Seller on the Closing Date to another name bearing no similarity to the Business Name, including, where applicable, name change amendments and appropriate name change notices; (ii) transfer any registered trade name, trademark, or other registered rights relating to the Business Name to Buyer; and (iii) execute any necessary consents for filing with the Ohio Secretary of State so that the Buyer may acquire the right to use the Business name.

6.2	Confidentiality of Information. From and after the Closing Date, the Seller shall, and shall cause each of its equity holders (whether direct or indirect), officers, directors, managers, partners, employees, and Affiliates to hold in a fiduciary capacity for the benefit of the Buyer and not directly or indirectly use or disclose any Confidential Information that the Seller, and its respective equity holders (whether direct or indirect), officers, directors, managers, partners, employees, and Affiliates may have or acquire [whether or not developed or compiled by any equity holders (whether direct or indirect), officers, directors, managers, partners, employees, and Affiliates]. The Seller shall exercise the same degree of care with respect to confidentiality of non-public proprietary information in the possession of the Seller [or its equity holders (whether direct or indirect), officers, directors, managers, partners, employees, and Affiliates] on the Effective Date relating to the Business and the Purchased Assets that the Seller exercises with respect to similar types of its own proprietary information, except as otherwise (and only to the extent) required to be disclosed by applicable Law or administrative or legal process. It is understood that: (i) the Seller will (to the extent reasonably possible) notify the Buyer in writing at least five (5) business days prior to any proposed disclosure of such non-public information in response to the requirements of applicable Law or administrative or legal process in order to enable the Buyer to seek an appropriate protective order; and (ii) the Seller will not be required to avoid disclosure and may disclose any information which (a) is or becomes publicly available other than as a result of a disclosure by the Seller in breach of this Agreement, (b) was known to the party receiving such information prior to the receipt thereof other than as a result of a disclosure by the Seller or its Affiliates in breach of the Agreement, or (c) was previously independently developed by the party receiving such information without the assistance of the Seller.

6.3	Employment. The Buyer will have the right and option (but not the obligation) to offer employment to and hire any or all of the Seller’s employees (those accepting employment with the Buyer, the “Transferred Employees”). The Seller shall use its reasonable best efforts to assist the Buyer in hiring such employees and will provide the Buyer with access to and copies of personnel files, or abstracts of information contained therein, for each of the Transferred Employees, except the Seller will not disclose to the Buyer any portions of such files that are protected by any rights of privacy existing in favor of the Transferred Employees. The Seller shall bear any and all obligations and Liability under the WARN Act, if any.

6.4	Further Assurances; Cooperation.

6.4.1	Each party will cooperate and deliver such instruments and take such action as may be reasonably required by the other party to carry out the provisions and purposes of this Agreement and the Ancillary Documents and the transactions contemplated hereby and thereby, including any reasonable action reasonably requested by the Buyer to assign and transfer title to the Buyer, or to vest more effectively in the Buyer or to put the Buyer more fully in possession of, any of the Purchased Assets.

6.4.2	The Buyer and the Seller will reasonably cooperate with each other and will cause their Affiliates, officers, employees, agents, and representatives to reasonably cooperate with each other to ensure the orderly transition of the Business from the Seller to the Buyer and to minimize the disruption to the Business resulting from the transactions contemplated hereby. The Seller and the Buyer will reasonably cooperate in communicating to the Business’s customers, suppliers, and other interested parties that a change in the ownership of the Business has occurred and to preserve intact the relationship of the Business with such parties.

6.5	Change of Business Name. Within ten (10) Business Days of the Closing, the Seller shall deliver to the Buyer a certificate of amendment to the Seller’s articles of incorporation, or evidence that such a certificate of amendment has been filed, changing the Seller’s name to one dissimilar to the Business Name or derivations thereof.

7.	RESTRICTIVE COVENANTS.

7.1	Confidentiality. From and after the Closing Date, the Seller and the Parent shall hold in confidence for the benefit of the Buyer, and shall not use for any purpose, any and all information, whether written or oral, concerning the Purchased Assets or the Business; provided, however, that the Seller and the Parent shall be able to use information that (i) is or becomes generally available to the public (other than as a result of its disclosure by the Seller or the Parent in breach of this Section 7.1) or (ii) was, prior to the Seller’s ownership of the Purchased Assets, available to the Seller or the Parent on a non-confidential basis from a source that was not prohibited from disclosing such information to the Seller or the Parent by a contractual, legal or fiduciary duty; provided, further, that the Seller and the Parent shall be able to use any such information (a) as may be reasonably required by the Seller or the Parent in connection with preparation of any tax returns, any insurance claims by, actions, suits or legal proceedings, or tax audits against or governmental investigations of the Seller or the Parent, or (b to comply with their respective obligations under this Agreement and each Ancillary Document. If the Seller or the Parent is compelled to disclose any such information by judicial or administrative process or by other requirements of any Governmental Entity (including but not limited to information required to be publicly disclosed by the Parent pursuant to SEC Regulations), the Seller or the Parent shall promptly notify the Buyer in writing and shall disclose only that portion of such information that the Seller or the Parent is legally required to disclose; provided that, in the event of judicial process, the Seller or the Parent shall, at the Buyer’s expense, exercise its commercially reasonable efforts to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

7.2	Non-Competition, Non-Solicitation, Non-Interference, and Non-Disparagement. The Seller and the Parent each hereby agree that for a period of five (5) years from and after Closing Date (the “Restrictive Period”), they shall not, and shall cause their now existing shareholders, officers, and directors (even if they cease to serve as such) to not, without the prior written consent of the Buyer:

7.2.1	directly or indirectly, in any manner, as a sole proprietor, partner, officer, director, member, manager, stockholder, advisor, employee, bondholder, creditor, agent, joint venture, principal, consultant, contractors, or otherwise, engage in any business or business activities within the United States (the “Restricted Territory”) that competes, in whole or in part, with the Business (the “Restricted Business Activity”);

7.2.2	directly or indirectly, (i) request, induce or attempt to influence any customers of the Buyer to limit, curtail or cancel its business with the Buyer, or (ii) interfere with any relationship between the Buyer and any of its customers in any manner that would be reasonably likely to materially and adversely affect such relationship;

7.2.3	directly or indirectly, (i) solicit or induce any employees of the Buyer in any manner designed to cause such employee to leave the employ of or terminate his or her association with the Buyer, or (ii) interfere with the relationship between the Buyer and any of its employees in any manner that would be reasonably likely to materially and adversely affect such relationship; or

7.2.4	make any comments for the purpose and with the intention of, directly or indirectly, disparaging the business of the Buyer or the products or services manufactured or sold in the business of the Buyer.

Notwithstanding anything to the contrary in this Section 7.2, the Seller, the Parent, and their respective shareholders, officers, or directors shall be permitted to engage in any line of business in the Recreational Vehicle (RV) industry so long as such Person does not interfere with the Buyer’s relationship with Dehco, which is being purchased by the Buyer as part of the Purchased Assets.

Nothing set forth in Section 7.2.1 above shall preclude the Seller, the Parent, or any of their respective shareholders, officers, or directors, from making investments in the securities of any publicly-traded entity which may otherwise, directly or indirectly, be or become engaged in any Restricted Business Activity so long as the Seller, the Parent, or any of their respective shareholders, officers, or directors, do not, either alone or together with other affiliates or family members of such person or entity, hold or own five percent (5%) or more of any class of securities of any such entity then outstanding.

7.3	Injunctive Relief. Seller and Parent each acknowledges that a breach by it or any of its shareholders, officers, or directors of any of the covenants and/or other provisions set forth in Section 7.1 or Section 7.2 of this Agreement may cause irreparable damage to the Buyer, the extent of which may be difficult to ascertain, and the award of monetary damages may not be adequate relief. Consequently, the Buyer shall be entitled to seek injunctive relief to compel the specific performance of those covenants and/or provisions of this Agreement. Such a remedy shall be cumulative, not exclusive, and shall be in addition to any other remedy available to the Buyer under law or equity. If the Buyer seeks to obtain injunctive relief, it shall not be required to post any bond with respect to such bond, but if a bond is required it may be posted without surety thereon.

7.4	Reasonable Restraint. The Seller and the Parent each hereby agrees that the covenants in this Section 7 are necessary in terms of time, activity and territory to protect the Buyer’s interest in the Purchased Assets, and the Business being acquired pursuant to this Agreement and impose a reasonable restraint in light of the activities and businesses of the Seller, the Parent, and the Buyer on the date of this Agreement.

7.5	Reformation. If any covenant in this Section 7 is held by a court of competent jurisdiction to be unreasonable, arbitrary, or against public policy, such covenant will be considered to be divisible with respect to scope, time, and geographic area, and such lesser scope, time, or geographic area, or all of them, as a court of competent jurisdiction may determine to be reasonable, not arbitrary, and not against public policy, will be effective, binding, and enforceable against the Seller and the Parent.

8.	LEGAL REPRESENTATION. Except as otherwise set forth in this Agreement, the Seller and the Buyer hereby acknowledge that each has had the opportunity to seek the advice of legal counsel of their choosing and that each is solely responsible for their own legal fees incurred for retaining legal representation, financial advisors, or other professional services in connection with this Agreement and the transactions contemplated hereby.

9.	INDEMNIFICATION.

9.1	Survival of Representations and Warranties. The representations and warranties of the parties contained in this Agreement or in any other Ancillary Document, and the right of the parties to seek indemnification as a result of any misrepresentation of or inaccuracy in any representation or warranty will survive for a period of twelve (12) months from the Closing Date (the “Expiration Date”); provided, however, that:

9.1.1	Each of the representations and warranties contained Section 4.1 (Authority), Section 4.2 (Due Authorization; Effect of Transaction), Section 4.3 (No Conflicts), Section 4.4 (Title to Purchased Assets), Section 5.1 (Authority), Section 5.2 (Due Authorization; Effect of Transaction), and Section 5.3 (No Conflicts) of this Agreement will survive for four (4) years from the Closing Date; and

9.1.2	Each of the representations and warranties of the Seller contained in Section 4.15 (Taxes) of this Agreement will survive for the duration of any applicable statute of limitations, the duration of any suspension, waiver or extension thereof, and for sixty (60) days thereafter.

The representations and warranties of the Seller listed in Sections 9.1.1 and 9.1.2 are referred to herein as the “Fundamental Representations.”

9.2	Indemnification by the Seller. The Seller shall indemnify, protect, and hold harmless the Buyer, its Affiliates, and their respective owners, directors, officers, managers, members, employees, representatives, attorneys, and agents (each a “Buyer Indemnified Party”) from and against any loss, damage, Liability or expense of any kind or nature, including reasonable attorney’s fees, whether accrued, absolute, contingent or otherwise (“Losses”) sustained by any of such Persons based upon, arising out of, or otherwise in respect of:

9.2.1	any misrepresentation, breach, or inaccuracy of any representation or warranty of the Seller contained in this Agreement (including any Exhibit or Schedule thereto) or any Ancillary Documents;

9.2.2	any breach or non-fulfillment of any covenant or agreement of the Seller contained in this Agreement or any Ancillary Document or any failure by the Seller to fulfill any other obligation in respect hereof or thereof;

9.2.3	any Excluded Liability;

9.2.4	any Excluded Asset;

9.2.5	any Environmental Liability arising out of any action or inaction by the Seller or any of the Seller’s owners, directors, officers, employees, or agents that was taken (or in the case of inaction, not taken) prior to the Closing Date;

9.2.6	all Liabilities incurred in, resulting from, or arising out of the use, operation, ownership, or control by the Seller of the Business and the Purchased Assets prior to the Closing Date;

9.2.7	the Kunzman Litigation and the Stigall Litigation; and

9.2.8	any claim by a third party under any of the Product Warranties that (i) alleges that any Product manufactured and sold by the Seller prior to the Closing Date is in breach of any of the Product Warranties, or (ii) is based upon a design defect in any Products, whether before or after the Closing, to the extent that (a) the design of the Products that is the basis of such claim was purchased by the Buyer under this Agreement as one or more Intellectual Property Assets, and (b) the Buyer has not modified such design in a manner that materially alters or impairs the Product and such alteration or impairment is determined be a contributing cause of such design defect claim.

Notwithstanding the foregoing, the Seller’s indemnification obligations set forth in Section 9.2.8 shall survive the Closing for a period of two (2) years.

9.3	Limitations. Notwithstanding anything to the contrary contained in this Agreement, the Seller shall have no obligation to indemnify any Buyer Indemnified Party for any Losses under Section 9.2.1:

9.3.1	until the aggregate amount of all Losses sustained thereunder by the Buyer Indemnified Party exceeds $22,500.00 (the “Basket”), in which event the Seller will be liable for all such Losses from the first dollar; and

9.3.2	for aggregate Losses sustained thereunder in excess of $4,520,000.00 or the final Purchase Price, whichever is the lower price (the “Cap“); provided, however, that notwithstanding anything to the contrary contained in this Agreement, the Basket and the Cap will not apply to Losses relating to (i) Fundamental Representations, or (ii) fraud.

9.4	Indemnification by the Buyer. The Buyer shall indemnify, protect, and hold harmless the Seller, the Parent, their Affiliates, and their respective owners, directors, officers, managers, members, employees, representatives, attorneys, and agents (each a “Seller Indemnified Party”) from and against any Losses sustained by any of such Persons based upon, arising out of, or otherwise in respect of:

9.4.1	any misrepresentation, breach, or inaccuracy of any representation or warranty of the Buyer contained in this Agreement (including any Exhibit or Schedule thereto);

9.4.2	any breach or non-fulfillment of any covenant or agreement of the Buyer contained in this Agreement or any Ancillary Document or any failure by the Buyer to fulfill any other obligation in respect hereof or thereof;

9.4.3	any of the Assumed Liabilities; and

9.4.4	all Liabilities incurred in, resulting from, or arising out of the use, operation, ownership, or control by the Buyer of the Business and the Purchased Assets on and following to the Closing Date.

9.5	Right of Offset. With respect to any indemnification claim against the Seller pursuant to Section 9.2, the Buyer shall have the right to offset the amount of any claims against the Seller Note (up to the full amount of the Seller Note) before seeking recourse from the Buyer directly.

9.6	Parent Guaranty. Parent, as the sole owner of all of the issued and outstanding equity interests of Seller, and in consideration of the covenants, agreements, and undertakings of Seller set forth in this Agreement, from which Parent acknowledges it will receive substantial benefit, hereby unconditionally, jointly and severally, guarantees the full, prompt, and complete performance by Seller of its indemnity, defense, and hold harmless obligations that arise under this Section 9. This guarantee shall be construed as a separate and independent obligation of Parent, as principal obligor, and not merely as a surety, continuing as an absolute and unconditional guarantee of performance of the indemnity, defense, and hold harmless obligations of Seller during the respective periods of effectiveness for such indemnification and not as a guarantee of collection. Notwithstanding anything to the contrary contained in this Agreement, the guaranty of Parent set forth in this Section 9.6 shall survive the Closing so long as the Seller has any obligations under this Section 9.

10.	OTHER PROVISIONS.

10.1	Costs. Each party hereto will be and shall remain responsible for all of its costs and expenses, including without limitation, fees and disbursements of consultants, financial advisors, counsel and accountants, in connection with the transactions contemplated by this Agreement.

10.2	Amendments. This Agreement may not be amended, modified, or supplemented except in a writing signed by each party hereto.

10.3	Waivers. No waiver, change, modification, consent or discharge will be effective unless set forth in a writing executed by or on behalf of the party against whom enforcement of the waiver, change, modification, consent or discharge is sought. Any waiver of any term or condition of this Agreement, or of the breach of any covenant, representation or warranty contained herein, in any one instance, shall not operate as or be deemed to be or construed as a further or continuing waiver of such term, condition or breach of covenant, representation or warranty, nor shall any failure at any time or times to enforce or require performance of any provision hereof operate as a waiver of or affect in any manner such party’s right at a later time to enforce or require performance of such provision or of any other provision hereof; and no such written waiver, unless it, by its own terms, explicitly provides to the contrary, shall be construed to effect a continuing waiver of the provision being waived and no such waiver in any instance shall constitute a waiver in any other instance or for any other purpose or impair the right of the party against whom such waiver is claimed in all other instances or for all other purposes to require full compliance with such provision.

10.4	Assignment; Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. The rights and obligations of a party under this Agreement are not assignable by such party without prior, express written consent of the other party, except that the Buyer may assign any or all of its rights and obligations under this Agreement at any time. No assignment will relieve the assigning party of any of its obligations under this Agreement.

10.5	Severability. If any provision of this Agreement shall be held or deemed to be, or shall in fact be, invalid, inoperative or unenforceable as applied to any particular case in any jurisdiction or jurisdictions, or in all jurisdictions or in all cases, because of the conflict of any provision with any constitution or statute or rule of public policy or for any other reason, such circumstance shall not have the effect of rendering the provision or provisions in question invalid, inoperative or unenforceable in any other jurisdiction or in any other case or circumstance or of rendering any other provision or provisions herein contained invalid, inoperative or unenforceable to the extent that such other provisions are not themselves actually in conflict with such constitution, statute or rule of public policy, but this Agreement shall be reformed and construed in any such jurisdiction or case as if such invalid, inoperative or unenforceable provision had never been contained herein and such provision reformed so that it would be valid, operative and enforceable to the maximum extent permitted in such jurisdiction or in such case.

10.6	Counterparts; Electronic Transmission. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission will be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

10.7	Section and Other Headings. The headings contained in this Agreement are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

10.8	Notices. All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by e-mail of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next business day if sent after normal business hours of the recipient; or (iv) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses:

TO THE SELLER OR PARENT:

Intellitronix Corporation

c/o US Lighting Group, Inc.

1148 East 222nd Street

Euclid, Ohio 44117

Attn: Paul Spivak

Email: gauge@en.com

WITH A COPY TO:

The Brunn Law Firm

208 Hoyt Block Building

700 West St. Clair Avenue

Cleveland, Ohio 44113-1230

Attn: Thomas L. Brunn, Jr.

Email: Brunn@brunnlawfirm.com

TO THE BUYER:

Ohio INTX Cooperative

4205 St. Clair Avenue

Cleveland, Ohio 44103

Attn: Jeanette Webster

Email: jwebster@evgoh.com

WITH A COPY TO:

Tucker Ellis LLP

950 Main Avenue, Suite 1100

Cleveland, Ohio 44113

Attn: Daniel L. Schiau II

Email: daniel.schiau@tuckerellis.com

and/or to such other person(s) and address(es) as either party shall have specified in writing to the other.

10.9	Gender. Whenever used herein, the singular number shall include the plural, the plural shall include the singular, and the use of any gender shall include all genders.

10.10	Governing Law; Submission to Jurisdiction. This Agreement shall be governed exclusively by and construed and enforced in accordance with the laws of the State of Ohio without giving effect to any choice or conflict of law provision or rule (whether of the State of Ohio or any other jurisdiction). Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States of America or the courts of the State of Ohio, in each case, located in the county of Cuyahoga, and each party irrevocably submits to the exclusive jurisdiction of such courts in any suit, action, or proceeding.

10.11	Entire Agreement. This Agreement (including all Exhibits and Schedules hereto) and the Ancillary Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained in this Agreement, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

10.12	Exhibits and Schedules. The Exhibits and Schedules attached hereto form an integral part of this Agreement and are hereby incorporated into this Agreement wherever reference is made to them to the same extent as if such Exhibits and Schedules were set out in full at the point at which such reference is made. If there is any inconsistency between the statements in the body of this Agreement and the Ancillary Documents, the Exhibits, and Disclosure Schedules (other than an exception expressly set forth as such in the Disclosure Schedules), the statements in the body of this Agreement will control.

10.13	Joint Preparation. The parties have participated jointly in the negotiation and drafting of this Agreement and, if an ambiguity or question of intent or interpretation arises, this Agreement will be construed as jointly drafted by the parties hereto and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

10.14	Survival. Notwithstanding anything in this Agreement to the contrary, the covenants and obligations set forth in Sections 2.2, 6.1, 6.2, 6.4, 6.5, 7, 9, and 10 shall expressly survive Closing indefinitely unless another time period is set forth therein, in which case such covenants and obligations shall survive only for the time period so specified. This Section 10.14 shall not alter or affect any other covenant, representation, warranty, or term contained in this Agreement, including any survival thereof.

11.	DEFINITIONS. Unless otherwise defined in this Agreement, as used in this Agreement, the following terms will have the meanings specified in this Section 11:

11.1	“Affiliate” means, with respect to any Person, any other Person that directly or indirectly owns, controls, is controlled by or is under common control with such Person. As used herein, the term “control” means: (i) the power to vote at least ten percent of the voting power of a Person, or (ii) the possession, directly or indirectly, of any other power to direct or cause the direction of the management and policies of such a Person, whether through ownership of voting securities, by contract or otherwise.

11.2	“Ancillary Documents” means the Bill of Sale, the Assignment and Assumption Agreement, the IP Assignment, the Consulting Agreement, the Employment Agreements, the Lease Agreement, the Subordination Agreement, the Seller’s Officer Certificate, the Parent’s Officer Certificate, the Buyer’s Officer Certificate, and each other agreement, document, instrument, or certificate contemplated by this Agreement or required to be executed or delivered by the Buyer or the Seller in connection with the consummation of the transactions contemplated by this Agreement.

11.3	“Business Day” means any day of the week that is not a Saturday, Sunday or public holiday.

11.4	“Business Name” means “Intellitronix” and “Intellitronix Corporation,” in each case, either alone or in combination with other words, graphics or designs, including all rights in said term as a trade name, trademark, corporate name, service mark and domain name and any confusingly similar variation, derivative or translation thereof.

11.5	“Confidential Information” means Intellectual Property of the Seller (and its Affiliates) and the Buyer (and its Affiliates) and all information of a proprietary or confidential nature relating to the Seller (and its Affiliates), the Buyer (and its Affiliates) or the Business, excluding any information that: (a) as of the date hereof, is in the public domain; (b) after the date hereof enters the public domain through no wrongful action or inaction on the part of the Seller or its Affiliates; and (c) is communicated to the Seller by a third party under no duty of secrecy or confidentiality to any Person.

11.6	“Contract” means any agreement, contract, obligation, promise, or undertaking (whether written or oral) that is legally binding and (a) under which the Seller has or may acquire any rights, (b) under which the Seller has or may become subject to any Liability, or (c) by which the Seller or any of the Purchased Assets may become bound.

11.7	“Disclosure Schedules” or “Schedule” means the disclosure schedules attached to this Agreement.

11.8	“Encumbrances” means any charge, claim, community property interest, condition,

equitable interest, lien, option, pledge, mortgage, security interest, right of first refusal, easement, or restriction or reservation of any kind, including any restriction on use, voting, transfer, receipt of income, or exercise of any other attribute of ownership.

11.9	“Environmental Law(s)” means mean any and all federal, state or local statute, law, ordinance, code, rule, regulation, common law theories, order or decree regulating, relating to pollution, preservation, remediation or protection of the environment, natural resources or human health and safety (including without limitation ambient air, surface, water, ground water, land surface or subsurface strata), including without limitation, those relating to emission, discharges, Releases or threatened Releases of Hazardous Materials (including, without limitation, releases to the environment) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport, disposal, recycling, reclamation, replacement or handling of Hazardous Materials. Environmental Laws include but are not limited to: the Clean Water Act also known as the Federal Water Pollution Control Act, 33 U.S.C. Sections 1251 et seq.; the Clean Air Act, 42 U.S.C.

Sections 7401 et seq.; the Federal Insecticide, Fungicide, and Rodenticide Act, 7 U.S.C. Sections 136 et seq.; the Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. Sections 9601 et seq.; the Superfund Amendments and Reauthorization Act of 1986, Public Law 99-499, 100 Stat. 1613; the Emergency Planning and Community Right to Know Act, 42 U.S.C. Sections 11011 et seq.; the Resource Conservation and Recovery Act, 42 U.S.C. Sections 6901 et seq.; the Occupational Safety and Health Act as amended, 29 U.S.C. Sections 651 et seq.; the Toxic Substances and

Control Act, 15 U.S.C. Sections 2601 et seq.; the Hazardous Materials Transportation Act, 49 U.S.C. Sections 5101 et seq.; the Oil Pollution Act, 33 U.S.C. Sections 2701 et seq. and statutory nuisance laws; together, in each case, with any amendment thereto, and the regulations adopted and publications promulgated thereunder and all substitutions thereof.

11.10	“Environmental Liability” means any direct, indirect, pending or threatened indebtedness, Liability (including strict liability), claim (including for contribution), loss, damage, fine, penalty, cost, expense, lien, encumbrance, deficiency or responsibility, whether known or unknown, regardless of whether any claim or proceeding is threatened, pending or completed, foreseeable or unforeseeable, arising under or relating to any Hazardous Materials, Environmental Law, Release or threatened Release of Hazardous Materials, the existence of a violation of Environmental Permits, demand or request from a Governmental Entity or otherwise, whether based on negligence, strict liability or otherwise, including, without limitation, costs and liabilities for investigation, cleanup costs, response costs, corrective action costs, removal, remediation, restoration, abatement, monitoring, personal injury, property damage, natural resource damages, court costs, and reasonable attorney’s, witness’s, expert’s and consultant’s fees.

11.11	“Financial Statements” means (i) in the case of audited or reviewed financial statements, the audited or reviewed balance sheet of the Seller as of the Seller’s fiscal year end together with the related audited or reviewed statements of income, shareholder’s equity, and cash flows for such period and the related notes thereto; and (ii) in the case of unaudited or interim financial statements, the unaudited balance sheets together with the related unaudited statements of income for such period.

11.12	“Governance Documents” means, (i) with respect to any corporation, the articles of incorporation and the code of regulations of such corporation and any buy-sell agreement or other shareholder agreement among the corporation’s shareholders with respect to the corporation; and (ii) with respect to any cooperative association, the articles of incorporation and the bylaws of such cooperative association.

11.13	“Governmental Entity” means federal, state, municipal, local or foreign government and any court, tribunal, arbitral body, administrative agency, department, subdivision, entity, commission or other governmental, government appointed, quasi-governmental or regulatory authority, reporting entity or agency, domestic, foreign or supranational.

11.14	“Hazardous Materials” means any material, chemical, waste, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, whether naturally occurring or manmade, that is regulated by an Environmental Law or identified as hazardous, acutely hazardous, toxic, a pollutant, or a contaminant, or words of similar import under any applicable Environmental Law (including any material or substance that is listed as “hazardous” pursuant to the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §§9601 et seq. including without limitation any petroleum or petroleum-derived products and fractions, oil, petroleum-related or a petroleum byproduct, natural gas liquids, natural gas, liquefied natural gas, underground or above ground storage tanks, whether empty, filled or partially filled with any substance (regulated or otherwise), chlorinated solvents, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls, any substance or material the presence of which is regulated or prohibited by an Environmental Law and any material which requires special handling or notification of any federal, state, or local government regarding handling, collection, storage, treatment, transportation, or disposal.

11.15	“Intellectual Property” means all of the following in any jurisdiction throughout the world: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof, (b) all trademarks, service marks, trade dress, logos, slogans, trade names, corporate names, internet domain names and rights in telephone numbers, together with all translations, adaptations, derivations, and combinations thereof and including all IP Goodwill associated therewith, and all applications, registrations, and renewals in connection therewith, (c) all copyrightable works, all copyrights, and all applications, registrations, and renewals in connection therewith, (d) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, recipes, compositions, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals), (e) all computer software (including source code, executable code, data, databases, and related documentation), (f) all advertising and promotional materials, (g) all other proprietary rights, interests, and protections (including all rights to sue and recover and retain damages, costs, and attorneys’ fees for past, present, and future infringement and any other rights relating to any of the foregoing), and (h) all copies and tangible embodiments thereof (in whatever form or medium).

11.16	“Inventory” means all inventory, raw materials, components, work-in-process, packaging, supplies, finished goods, and service parts.

11.17	“Kunzman Litigation” means that certain litigation currently pending in the Circuit Court for Oakland County, Michigan as Case Number 2020-183071-CB, which was filed on August 24, 2020, including any other lawsuit arising out of or alleged to be based upon, in whole or in part, the facts described in the current litigation.

11.18	“Stigall Litigation” means that certain litigation currently pending in the Cuyahoga County Court of Common Pleas as Case Number 21-CV-946047 which was filed on April 8, 2021, including any other lawsuit arising out of or alleged to be based upon, in whole or in part, the facts described in the current litigation.

11.19	“Law” means each provision of any currently existing federal, provincial, state, local or foreign law, statute, ordinance, Order, code, rule or regulation, promulgated or issued by any Governmental Entity, as well as any judgments, decrees, injunctions or agreements issued or entered into by any Governmental Entity specifically with respect to the Seller or the Business.

11.20	“Liability” or “Liabilities” means any liability or obligation of any kind or nature whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, or due or to become due.

11.21	“Order” means any judgment, writ, decree, award, compliance agreement, injunction or judicial or administrative order and determination of any Governmental Entity.

11.22	“Ordinary Course” means the ordinary course of business consistent with past custom and practice (including with respect to quantity and frequency).

11.23	“Pandemic” means the worldwide COVID-19 pandemic or any other pandemic or epidemic related or unrelated in any manner to COVID-19.

11.24	“Permits” means any permit, license, franchise, approval, certificate, consent, ratification, permission, confirmation, endorsement, waiver, certification, registration, qualification or other authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law, and including all applications that are the basis for the same.

11.25	“Person” means any natural person, corporation, general partnership, limited partnership, limited liability partnership, limited liability company, proprietorship, other business organization, trust, government, Governmental Entity or regulatory authority, court or arbitrator, or any other entity whatsoever.

11.26	“Release” means any releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, migrating, disposing or dumping of a Hazardous Material into the environment (including, without limitation, the abandonment or discarding of barrels, containers, and other closed receptacles containing any Hazardous Materials) or any condition that results in the exposure of a Person to a Hazardous Material, including but not limited to “release” as defined in Section 101(22) of CERCLA or any other Environmental Law.

<<<<< SIGNATURE PAGE TO FOLLOW >>>>>

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the ate first above written.

SELLER:

Intellitronix Corporation,
an Ohio corporation

By:	/s/ Steven E. Eisenberg
Name:	Steven E. Eisenberg
Title:	CFO

BUYER:

Ohio INTX Cooperative,
an Ohio cooperative association

By	/s/ John McMicken
Name:	John McMicken
Title:	Vice President Transactions

The undersigned hereby join in execution of this Agreement solely for the purposes of Sections 7 and 9, and subject to Section 10, of this Agreement.

PARENT:

US Lighting Group, Inc.,
a Florida corporation

By	/s/ Paul Spivak
Name:	Paul Spivak
Title:	CEO

SIGNATURE PAGE TO ASSET PURCHASE AGREEMENT BETWEEN INTELLITRONIX CORPORATION,
US LIGHTING GROUP, INC., AND OHIO INTX COOPERATIVE